Mail Stop 3561

				March 31, 2006

By Facsimile and U.S. Mail

Mr. Philip Green
Chief Executive
United Utilities PLC
Dawson House, Great Sankey,
Warrington, WA5 3 LW, England

		Re:	United Utilities PLC
			Form 20-F/A for the year ended March 31, 2005
			Filed December 9, 2005
			File No. 1-14744

Dear Mr.  Green:

      We have reviewed your filing and have the following
comments.
Where indicated, we think you should revise your document in response
to these comments. If you disagree, we will consider your
explanation
as to why our comment is inapplicable or a revision is
unnecessary.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation.   After
reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









Form 20-F/A for the Year Ended March 31, 2005

Note 37 - Summary of Differences Between Accounting Principles
Generally Accepted in the United Kingdom and the United States of
America, page 85

General

1. In future filings, please disclose the amount of the US GAAP adjustments for each of the differences you identify for each of the periods presented. For example, please disclose the amounts of the adjustments attributable to:

* actual infrastructure renewals and the related accumulated depreciation;

* the recognition of restructuring charges and extinguished liabilities in different periods;

* amortization of fair value adjustments recognized in accordance with transition provisions of FAS 133, retranslation of monetary assets and liabilities at spot rates and deferral of gains and losses on terminated interest rate swaps; and

* provisions for contract losses.

Derivatives and Hedging Activities, page 88

2. We note the discussions contained in your Operating and Financial review regarding service contacts of your infrastructure management and business process outsourcing businesses. Please tell us whether any of your service contracts contain embedded foreign currency derivatives. If so, please tell us whether the embedded instruments have been separated from the host contracts in accordance with paragraph 12 of FAS 133. If not, tell us why the contracts qualify for the exception in paragraph 15 of FAS 133 or whether the contracts are measured at fair value under paragraph 16 of FAS 133.









Earnings Per Share, page 89

3. We note your disclosure on page 96 that you calculated the adjustment factor to reflect the bonus element of the rights issue by dividing the theoretical ex-rights fair value per share by the fair value per share immediately before exercise of the rights. It appears that you should have calculated the adjustment factor by dividing the fair value per share immediately before exercise of the rights by the theoretical ex-rights fair value per share. Please refer to paragraph 56 of FAS 128. Please advise or revise.

Classification Differences Between UK and US GAAP, page 90

4. We note your disclosure in Note 16 on page 71 that prepayments and accrued income includes amounts due after one year. Please tell us whether these amounts are reflected in US GAAP adjustments related to classification differences between UK and US GAAP. If not please revise or tell us why a revision is not necessary.
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appropriate,
please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		If you have any questions regarding these comments, please direct them to John Cannarella, Staff Accountant, at (202) 551-
3337.
Any other questions regarding disclosure issues may be directed to the undersigned at (202) 551-3716.


                Sincerely,



		          William Choi
                                  Accounting Branch Chief
`


Mr. Philip Green
United Utilities PLC
March 31, 2006
Page 4